

July 16, 2010

Dr. Jack Gregory
Chief Executive Officer and Director
Premier Holding Corp.
4705 West Addisyn Court
Visalia, California 93291

> **Re: Premier Holding Corp.**
> **Amendment No. 3 to Registration Statement on Form 10**
> **Filed June 21, 2010**
> **File No. 000-53824**

Dear Dr. Gregory:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   We reissue prior comments 3 and 5 because we have not yet received the materials you say were "included with the hard copy of this letter." We have also not received the hard copy of the letter your response implies was sent to us.

Item 1. Business, page 3

Business, page 3

2.   Regarding your response to prior comment 4:

- Please reconcile your response to that comment and revisions here with your disclosures:

    o on pages 13 and 15 of your amended Form 10-Q for the quarter ended March 31, 2010, filed June 21, 2010;

    o on pages 10 and 12 of your amended Form 10-Q for the quarter ended September 30, 2009, filed June 21, 2010; and

    o on pages 4, 9 and 28 of the your amended Form 10-K for the year ended December 31, 2009, filed on June 21, 2010;

- We reissue the first bullet of that comment with respect to your disclosure on page 4 of your amended Form 10-K filed on June 21, 2010 regarding "cleared comments with the SEC."

Item 1A. Risk Factors, page 5

The Company has not had adequate financial controls . . ., page 7

3.   We note the risk factor you added in response to prior comment 6. With a view toward disclosure in your future periodic reports, please tell us why similar risk factors were not included in the amended Forms 10-Q and amended Form 10-K you filed on June 21, 2010.

Item 4. Security Ownership . . ., page 8

4.   We reissue prior comment 1 because it continues to appear that not all of your affiliates have complied with their filing obligations under Section 16 of the Exchange Act. In this regard:

- we note that Ching Ling Po, identified here as the beneficial owner of more than 10% of your securities, has not yet satisfied those filing obligations; and

- please tell us, with a view toward clarified disclosure, what you mean by your reference on page 13 of your amended Form 10-K filed June 21, 2010 to a late Form 4 filed by your affiliates. Include in your response the date of the transaction, the amount of securities acquired or disposed of and the date on which each late Form 4 was filed.

Also, reconcile your disclosure here that Jasmine Gregory beneficially owns none of your securities with the disclosure in her Form 3 and Schedule 13D filed on June 18, 2010.

Item 6. Executive Compensation, page 9

5.   Your response to prior comment 8 and revisions on page 10 relate to Instructions to Item 402(n)(2)(iii) and (iv), which are not the instructions referenced in our comment.

Therefore, we reissue prior comment 8. Please revise your disclosure consistent with Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi).

Item 11. Description of Securities to be Registered, page 12

6.   We will continue to evaluate your response to prior comment 9 after we receive the materials mentioned in the last sentence of that response.

Item 15. Financial Statements and Exhibits, page 13

7.   We note your response to prior comment 10:

- Please tell us how it is possible for the date of Exhibit 23.1 to be earlier than the date of the report to which it refers;

- Exhibit 3.1 does not appear to be a complete copy of your articles, as amended and as required by Regulation S-K Item 601(b)(3). Rather, that exhibit simply appears to be a single file consisting of multiple documents that purport to be changed provisions to your governing documents. Please file a complete copy of your articles, as amended; and

- Please confirm our understanding of your response to prior comment 11 that you are governed by the by laws of "Mr. Nevada" filed as Exhibit 3.2.

Report of Independent Registered Public Accounting Firm, page 14

8.   Please have your auditor revise its report to remove the phrase in the opinion paragraph that says, "based on our audits as of and for the year ended December 31, 2008" the financial statements are presented fairly. Please note that that language is not part of the guidance provided in paragraph 8 of AU Section 508.

9.   Please have your auditor, Gruber & Company, provide us with the name of the partner who signed the audit report included in this filing and your Form 10-K for the ended December 31, 2009 on behalf of the firm.

Statements of Cash Flows, page 17

10.   Please refer to prior comment 15. Please revise the statement of cash flows to clearly indicate the third column represents the "May 17, 2008 (inception) of development stage through December 31, 2008."

Financial Statements for the period ended September 30, 2009, page 24

Statement of Operations, page 25

11.   We note that you have changed the column headings to disclose that this is the statement
        of operations for years ended December 31, 2008, 2007 and the period from inception of
        the development stage through December 31, 2008. However, this statement of
        operations is for the nine month periods ended September 30, 2008 and 2007 and the
        period from inception of the development stage through September 30, 2008. Please
        amend the filing to correct the erroneous column headings.

Statement of Stockholders' Equity, page 27

12.   Please revise the Statement of Stockholders' Equity to remove the line item "Net loss for
        the three months ended March 31, 2009." This comment also applies to Form 10-Q/A for
        the quarterly period ended September 30, 2009.

13.   Please revise the Statement of Stockholders' Equity to begin with the date you reentered
        the development stage, May 18, 2007 instead of December 31, 2006 as currently
        disclosed. This comment also applies to your Form 10-K/A for the year ended December
        31, 2008 and Forms 10-Q/A for the quarterly periods ended September 30, 2009 and
        March 31, 2010.

Form 10-Q/A no. 1 for the Fiscal Quarter Ended September 30, 2009 filed June 21, 2010

Item 2. Management's Discussion and Analysis . . ., page 11

14.   Please do not invoke a safe harbor that is inapplicable, as you do on page 12 of this report
        and page 15 of your Form 10-Q/A for the period ended March 31, 2010. See Section
        21E(b)(1)(C) of the Exchange Act.

Item 4. Controls and Procedures, page 14

15.   We note your statement that "sufficient procedures over disclosure existed which
        management believes is effective to ensure that information required to be disclosed by
        the issuer in the reports that it files or submits under the Act (15 U.S.C. 78a *et seq.*) is
        recorded, processed, summarized and reported, within the time periods specified in the
        Commission's rules and forms." As a result, it does not appear that your management has
        concluded on the effectiveness of your disclosure controls and procedures as of
        September 30, 2009. Please amend the filing to disclose your management's conclusion
        on the effectiveness of your disclosure controls and procedures as of the end of the period
        covered by the report, including a statement that clearly states whether your management
        concluded that your disclosure controls and procedures were effective or were not

effective at that date. Refer to Item 307 of Regulation S-K and Exchange Act Rule 13a-15. This comment also applies to your Form 10-Q/A no. 1 for the period ended March 31, 2010.

Item 6. Exhibits, page 16

16.   We note your revisions in response to prior comment 18. We also note that Jasmine Gregory signed Exhibits 31.2 and 32.2 to this report and Exhibits 31.2 and 32.2 to your amended Form 10-Q for the period ended March 31, 2010 as Chief Financial Officer. However, the caption of those exhibits refers to a "Certification of Chief Executive Officer." Please amend those filings accordingly, or advise. Also amend all applicable disclosure in your annual report on Form 10-K regarding Ms. Gregory's role with your company, such as the disclosure you provided pursuant to Item 10.

Signatures, page 20

17.   We note your revisions in response to prior comment 19. Please amend this report to include current signatures; we note the signatures are dated as of March 24, 2010, which is not the date on which this report was filed. Please also amend your amended Form 10-Q for the period ended March 31, 2010 to include the signature of Jasmine Gregory as principal financial officer or principal accounting officer and to include a currently dated signatures page. We note the reference to May 11, 2010 on page 22 of that report which is not the date on which that report was filed.

Form 10-K/A no.2 for the Fiscal Year Ended December 31, 2009 filed June 21, 2010

Item 9 A(T) Controls and Procedures, page 11

18.   We note the first paragraph states that management performed its evaluation of the effectiveness of disclosure controls and procedures as of "December 31, 20098". Please revise to properly state the date of evaluation as of December 31, 2009.

19.   We note the statement that as of December 31, 2009 your management determined that your "disclosure system of controls and procedures" was effective. That term is not consistent with Item 307 of Regulation S-K and Exchange Act Rule 13a-15. Please amend the filing to disclose your management's conclusion on the effectiveness of your disclosure controls and procedures as of December 31, 2009, including a clear statement on whether your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective or were not effective at that date.

20.   Please revise the filing to include the statement outlined in Instruction 1 to paragraphs (a) and (b) of Item 308T of Regulation S-K that discloses the filing does not include a report of management's assessment regarding internal control over financial reporting. Please

note this statement is in addition to the current disclosure that you do not include an attestation report of the company's registered public accounting firm.

21.   Please have your independent auditor revise the fourth paragraph of its report to remove the reference to January 1, 2007.

Item 15. Exhibits, page 16

22.   Your disclosure indicates you have filed no exhibits, contrary to the exhibits included with your filing. Please reconcile.

Report of Independent Registered Public Accounting Firms, page 17

23.   Please have your independent auditor revise the fourth paragraph of its report to remove the reference to January 1, 2007.

Signatures, page 30

24.   We note the signature page, as well as the Section 302 and Section 906 certifications furnished with the filing, were not dated as of the date of the filing. Please file a full amendment to the filing with includes currently dated signatures and certifications. This comment also applies to the amendments filed to your September 30, 2009 and March 31, 2010 Form 10-Q filed on June 21, 2010.

25.   We note your response to prior comment 28; however, you continue to omit the second paragraph of text required to be included on the signatures page of Form 10-K. You also continue to omit the signatures of each of the officers identified in that comment. To the extent that one officer serves in multiple capacities (e.g., your chief financial officer serves as both your principal financial officer and principal accounting officer), please revise your signature page to clarify. For further guidance on how to prepare the signatures page of Form 10-K, please refer to General Instruction D and page 12 of Form 10-K.

Exhibit 32.1

26.   Please refer to prior comment 30 and we reissue this comment. We note the certification furnished pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code and Item 601(b)(32) of Regulation S-K for your Chief Executive Officer refers to the "Quarterly Report on Form 10-K". In the amended Form10-K please include corrected certifications which refer to the Annual Report on Form 10-K.

Form 10-Q/A no. 1 for the Fiscal Quarter ended March 31, 2010 filed June 21, 2010

Item 4: Controls and Procedures, page 17

27.   We note the disclosure of your management's evaluation of disclosure controls and procedures as of September 30, 2009 and the conclusion thereon. Please amend the filing to correct the date of the assessment and conclusion to include the proper quarterly period, March 31, 2010.

Form 6-K filed June 28, 2010

28.   We note your filing of a Form 6-K on June 28, 2010 regarding the adoption of a code of ethics on May 24, 2010. Please amend this report on a Form that you are eligible to use, and ensure that the cover page reflects the appropriate Form and Period Date of the event.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Kevin Kuhar at (202) 551-3662 or Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. You may contact Geoffrey D. Kruczek at (202) 551-3641 or Mary Beth Breslin, Senior Attorney, at (202) 551- 3625 with any other questions.

                                        Sincerely,

                                        Russell Mancuso
                                        Branch Chief

cc (via fax):   Kenneth G. Eade, Esq.